Blaize Holdings, Inc.
4659 Golden Foothill Parkway, Suite 206
El Dorado Hills, CA 95762
January 30, 2026
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    Blaize Holdings, Inc. Registration Statement on Form S-3
File No. 333-292986
Ladies and Gentlemen:
Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Blaize Holdings, Inc., respectfully requests that the effective date of the Registration Statement on Form S-3 referred to above be accelerated so that it will become effective at 4:00 P.M. Eastern Time on February 3, 2026, or as soon as practicable thereafter.
If you have any questions or require additional information, please contact Jonathan Zimmerman of Faegre Drinker Biddle & Reath LLP at (612) 766-8419. Thank you for your assistance and cooperation in this matter.

Very truly yours,

BLAIZE HOLDINGS, INC.

By:	/s/ Harminder Sehmi
Harminder Sehmi
Chief Financial Officer

cc:	Kim Evans, General Counsel, Blaize Holdings, Inc.
Jonathan Zimmerman, Faegre Drinker Biddle & Reath LLP
Charles Lange, Faegre Drinker Biddle & Reath LLP